Filed pursuant to Rule 433
File No. 333-195668
May 27, 2014

Bellatrix Exploration Ltd. Announces $250 Million Bought Deal Financing, Increase in 2014 Capital Expenditure Budget and Exit Guidance

TSX, NYSE MKT: BXE

CALGARY, May 27, 2014 /CNW/ - Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE MKT: BXE) is pleased to announce that it has entered into an agreement with Canaccord Genuity Corp. on behalf of a syndicate of underwriters to issue, on a bought deal basis, 25,650,000 common shares (“Common Shares”) at a price of $9.75 per Common Share for aggregate gross proceeds of approximately $250 million (the “Offering”).

Bellatrix has also granted the underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 3,847,500 Common Shares to cover over-allotments, if any, for additional gross proceeds of up to approximately $37.5 million. The Over-Allotment Option is exercisable in whole or in part at any time up to the date that is 30 days following the closing of the Offering.

The Common Shares will be offered in each of the provinces of Canada other than Quebec by way of a short form prospectus, in the United States pursuant to a registration statement filed under the multi-jurisdictional disclosure system.

Net proceeds from the offering will be utilized to temporarily reduce outstanding indebtedness under the Company’s credit facilities, thereby freeing up borrowing capacity that may be redrawn, from time to time, to fund the Company’s ongoing capital expenditure program and for general corporate purposes.

Bellatrix also announces that its board of directors has approved, subject to completion of the Offering, an increase of $60 million to the Company’s 2014 capital expenditure budget from $440 million to $500 million which the Company expects will result in 2014 exit production of + / — 48,000 boe/d. Expected second quarter 2014 and 2014 average annual production remains unchanged from previous guidance of + / — 38,000 boe/d and of + / — 41,000 boe/d, respectively.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the Offering to which this communication relates. Before you invest, you should read this summary together with the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this Offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, the underwriters or any dealer participating in this Offering will arrange to send you the prospectus if you so request by calling 1-800-225-6201.

Closing of the Offering is expected to occur on or about June 4, 2014 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the NYSE MKT LLC.

ADVISORIES:

This press release contains forward looking statements. More particularly, this press release contains statements concerning the anticipated closing date of the offering, and the anticipated use of the net proceeds of the offering, increase in capital expenditure budget and estimated 2014 exit, Q2 average and 2014 average production. Undue reliance should not be placed on these statements because Bellatrix can give no assurance that they will prove to be correct. Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The closing of the offering could be delayed if Bellatrix is not able to obtain the necessary regulatory and stock exchange approvals on the timelines it has planned. The offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied. Accordingly, there is a risk that the offering will not be completed within the anticipated time or at all. The intended use of the net proceeds of the offering by Bellatrix might change if the board of directors of Bellatrix determines that it would be in the best interests of Bellatrix to deploy the proceeds for some other purpose. The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

SOURCE Bellatrix Exploration Ltd.

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420; or Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655; or Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566; or Troy Winsor, Investor Relations (800) 663-8072; Bellatrix Exploration Ltd., Suite 1920, 800 — 5th Avenue SW, Calgary, Alberta, Canada T2P 3T6, Phone: (403) 266-8670, Fax: (403) 264-8163